Exhibit 99.1

  

Alcon®

Seeing Beyond Today

  

First Quarter 2006 Webcast
April 25, 2006

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on April 25, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

Management Presentation by

Cary Rayment
Chairman , President & CEO

Jacqualyn Fouse
Senior Vice President
Chief Financial Officer & Corporate Strategy

Business Overview

Cary Rayment
Chairman, President & CEO

First Quarter Financial Highlights

	Q1 06	Q1 05	Growth
Global Sales	$ 1,157.1	$ 1,070.5	8.1%
Net Earnings	$ 295.7	$ 249.5	18.5%
Diluted EPS	$ 0.95	$ 0.80	18.8%

(dollars in millions, except per share amounts)

Q1 2006 Sales and Growth by Business Unit

	Sales	Reported Growth	Constant Currency
Global Sales	$ 1,157.1	8.1%	10.5%
United States	$ 576.7	10.6%	10.6%
International	$ 580.4	5.7%	10.3%

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Emerging Markets
Key Source of Growth



Q1 2006 Sales Growth Rate

Developed: Reported 6.2%, Constant Currency 9.6%

Emerging Markets: Reported 20.2%, Constant Currency 16.0%

■ Reported ■ Constant Currency

Emerging markets contributed 15% of 1st Quarter 2006 Sales

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Pharmaceutical Sales

	Q1 06	Q1 05	Reported Growth	Constant Currency
Pharmaceutical	**$ 475.1**	**$ 432.0**	**10.0%**	**11.5%**

Factors

- **Solid US Travatan® Rx growth offsets generic declines and rebates**

- **Vigamox® continues to build market share**

- **Market growth and US inventory build account for Patanol® increase**

- **Nevanac™ YTD share already exceeds 20%**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Surgical Sales

	Q1 06	Q1 05	Reported Growth	Constant Currency
Surgical	**$ 525.2**	**$ 488.3**	**7.6%**	**11.0%**

Factors

- **AcrySof® ReSTOR® a key contributor to AcrySof® franchise**
  - **AcrySof® ReSTOR® sales of $23.3 million vs. $3.2 in Q105**
  - **Real world experience consistent with clinical studies**
  - **Adoption slower than anticipated, projecting $130 - $150 million in 2006**

- **Good unit growth of viscoelastics and other surgical products**

- **Equipment sales versus difficult comparison in 2005**

- **25 gauge vitreoretinal technology a positive contributor to growth**

- **Refractive procedure fees declined, awaiting LADAR6000™ approval**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

(dollars in millions)

Consumer Products Sales

	Q1 06	Q1 05	Reported Growth	Constant Currency
Consumer	**$ 156.8**	**$ 150.2**	**4.4%**	**5.6%**

Factors

- **Artificial tears continue healthy growth led by Systane®**

- **OPTI-FREE® RepleniSH™ driving share gains**

- **ReNu* MoistureLoc* withdrawal benefits OPTI-FREE®**

- **Adding to CLC production capacity**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years   *ReNu and MoistureLoc are registered trademarks of Bausch & Lomb.

(dollars in millions)

Strategic Importance of Research Collaborations

	Glaucoma	Retina	Allergy/Dry Eye
Abbott		●	
Albany Molecular (WA)	●		
Amgen	●	●	●
Dharmacon (CO)	●	●	●
Jerini AG	●		
Kalypsys (CA)	●	●	●
Origenis AG			●

Financial Review

Jacqualyn Fouse

**Senior Vice President
Chief Financial Officer & Corporate Strategy**

Q1 2006 Income Statement Detail

	Q1 06	% of Sales	Q1 05	% of Sales
Sales	$ 1,157.1		$ 1,070.5	
Gross Profit	$ 868.9	75.1%	$ 781.9	73.0%
SG & A	$ 386.7	33.4%	$ 336.5	31.4%
R & D	$ 119.3	10.3%	$ 98.5	9.2%
Operating Income	$ 342.4	29.6%	$ 326.8	30.5%

(dollars in millions)

Alcon

Share-Based Compensation Expenses

	Q1 06 Actual	Q1 05 Proforma
COGS	$ 2.2	
SG&A	19.3	
R&D	9.8	
Tax effect	(10.2)	
Total Impact to Net Earnings	$ 21.1	$ 28.6
EPS Impact	$ 0.07	$ 0.08

(dollars in millions)

Reported Tax Rate vs. "Base" Rate

	Q1 06	2005	2004
Reported Effective Tax Rate	16.5%	22.6%	22.6%
Total Net Impact of "Non-structural" Items	5.0%	2.5%	5.2%
"Base" Effective Tax Rate	21.5%	25.1%	27.8%

* "Base" effective tax rate is a non-GAAP measure presented to give
   investors a better comparison of income taxes between years.

Balance Sheet Highlights

	03/31/06	12/31/05
Short and Long Term Borrowings	**$ 973.4**	**$ 1,083.4**
Cash and Cash Equivalents	**$ 1,547.9**	**$ 1,457.2**
Consolidated S/H Equity	**$ 2,896.2**	**$ 2,556.1**
A/R Change (From 12/31/05)	**14.4%**	**N/A**
Inventory Change (From 12/31/05)	**3.7%**	**N/A**

(dollars in millions)

2006 Outlook

2006 Full Year Financial Guidance

- **Sales range from $4.80 to $4.85 billion**

    – **Global growth across major product lines**

    – **Share gains from recent product launches**

    – **Continued faster growth in emerging markets**

    – **Higher contact lens care sales**

- ***AcrySof® ReSTOR® sales of $130-$150 million***

2006 Full Year Financial Guidance

- ## Reported EPS expected to be $4.03 to $4.12

  - Higher gross margin from product mix and production efficiencies

  - Lower effective tax rate – 19% to 20% full year estimate

  - Includes $0.17 per share for share-based compensation expense in 2006





Alcon®

Seeing Beyond Today



